Exhibit 99.1

February 17, 2022

Globant Reports 2021 Fourth Quarter and Full Year Financial Results

Strong End to the Year and Robust Outlook

Fourth quarter revenues of $379.8 million, up 63.3% year-over-year

IFRS Diluted EPS of $0.68 for the fourth quarter

Non-IFRS Diluted EPS of $1.07 for the fourth quarter

Full year 2021 revenues of $1,297.1 million, up 59.3% year-over-year

IFRS Diluted EPS of $2.28 for the full year

Non-IFRS Diluted EPS of $3.76 for the full year

NEW YORK / February 17, 2022 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months and year ended December 31, 2021.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth Quarter 2021 Financial Highlights

•	Revenues rose to $379.8 million, representing 63.3% year-over-year growth.
•	IFRS Gross Profit Margin was 38.0% compared to 38.2% in the fourth quarter of 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.4% compared to 39.6% in the fourth quarter of 2020.
•	IFRS Profit from Operations Margin was 11.5% compared to 11.7% in the fourth quarter of 2020.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.7% compared to 16.3% in the fourth quarter of 2020.
•	IFRS Diluted EPS was $0.68 compared to $0.46 in the fourth quarter of 2020.
•	Non-IFRS Adjusted Diluted EPS was $1.07 compared to $0.68 in the fourth quarter of 2020.

Full year ended December 31, 2021 Financial Highlights

•	Revenues rose to $1,297.1 million, representing 59.3% year-over-year growth.
•	IFRS Gross Profit Margin was 38.2% compared to 37.4% for the full year 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.5% compared to 39.1% for the full year 2020.
•	IFRS Profit from Operations Margin was 11.1% compared to 10.3% for the full year 2020.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.5% compared to 15.2% for the full year 2020.
•	IFRS Diluted EPS was $2.28 compared to $1.37 for the full year 2020.
•	Non-IFRS Adjusted Diluted EPS was $3.76 compared to $2.28 for the full year 2020.

Other Metrics as of and for the quarter ended December 31, 2021

•	Cash and cash equivalents and Short-term investments were $460.4 million as of December 31, 2021, an increase of $162.2 million from $298.2 million as of December 31, 2020. As of December 31, 2021, our credit facility was fully undrawn.
•	Globant completed the fourth quarter of 2021 with 23,526 Globers, 22,167 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the fourth quarter of 2021 was as follows: 63.9% from North America (top country: US), 23.5% from Latin America and others (top country: Chile), 10.7% from Europe (top country: Spain) and 1.9% from Asia (top country: India).
•	In terms of currencies, 73.4% of Globant’s revenues for the fourth quarter of 2021 were denominated in US dollars.
•	During the twelve months ended December 31, 2021, Globant served 1,138 customers and continued to increase its wallet share, having 185 accounts generating more than $1 million of annual revenues, compared to 129 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the fourth quarter of 2021 represented 11.0%, 26.8% and 37.6% of revenues, respectively.

“2021 was one of our most transformative years ever. We became a billion-dollar-revenue company for the first time.” said Martín Migoya. “We aim to be the partner-of-choice for our clients, and to help them bridge the gap between the innovation opportunities and actionable transformation. We are executing this strategy through the pillars of growth that I laid out in 2021: our geographic expansion, our reinvention studios and our growing platforms.”

“We are delighted to end 2021 with very strong fourth quarter top and bottom line beats. Our business was robust throughout the year, with 2021 revenues up 59.3% year over year, our strongest growth, by far, since we became a public company. 2021 Adjusted Diluted EPS growth was even stronger at 65.1% year over year, as our robust gross margins and SGA efficiencies boosted operating margins. We also had a great year hiring strong talent across the globe. The demand environment and our pipeline remain strong, helping us provide very strong first quarter and full year 2022 guidance, and giving us confidence that Globant can maintain industry leading growth trends in the coming years,” explained Juan Urthiague, Globant’s CFO.

2022 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2022:

•	First quarter 2022 Revenues are estimated to be at least $395 million, implying at least 46.2% year-over-year growth.
•	First quarter 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	First quarter 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.16 (assuming an average of 42.9 million diluted shares outstanding during the first quarter).
•	Fiscal year 2022 Revenues are estimated to be at least $1,751 million, implying at least 35.0% year-over-year revenue growth.
•	Fiscal year 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	Fiscal year 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $4.86 (assuming an average of 43.1 million diluted shares outstanding during 2022).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the fourth quarter 2021 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F4Q21EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 23,500 employees and we are present in 18 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related expenses and the related effect on income taxes of the pre-tax adjustments. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant's non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated statements of financial position as of December 31, 2021 and 2020 and its consolidated statement of comprehensive income for the three months and year ended December 31, 2021 and 2020, prepared in accordance with IFRS as issued by IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges COVID-19 related expenses and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Year ended		Three Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues	1,297,078	814,139	379,817	232,636
Cost of revenues	(802,090)	(509,812)	(235,499)	(143,723)
Gross profit	494,988	304,327	144,318	88,913

Selling, general and administrative expenses	(343,004)	(217,222)	(99,638)	(61,972)
Net impairment losses on financial assets	(7,551)	(3,080)	(1,035)	445
Other operating income and expenses, net	—	(83)	(11)	(83)
Profit from operations	144,433	83,942	43,634	27,303

Finance income	652	1,920	178	543
Finance expense	(12,708)	(10,430)	(4,206)	(2,991)
Other financial results, net	(3,923)	3,601	(1,092)	1,429
Financial results, net	(15,979)	(4,909)	(5,120)	(1,019)

Share of results of investment in associates	(233)	(622)	—	(247)

Other income and expenses, net	(3,369)	(1,887)	(482)	1,737
Profit before income tax	124,852	76,524	38,032	27,774

Income tax	(28,497)	(22,307)	(8,901)	(9,085)
Net income for the year	96,355	54,217	29,131	18,689

- Exchange differences on translating foreign operations	(3,733)	(398)	(1,106)	2,141
- Net change in fair value on financial assets measured at FVOCI	1	—	19	—
- Gains and losses on cash flow hedges	11	281	(662)	1,129
Total comprehensive income for the year	92,634	54,100	27,382	21,959

Net income attributable to:
Owners of the Company	96,065	54,217	28,973	18,689
Non-controlling interest	290	—	158	—
Net income for the year	96,355	54,217	29,131	18,689

Total comprehensive income for the year attributable to:
Owners of the Company	92,344	54,100	27,224	21,959
Non-controlling interest	290	—	158	—
Total comprehensive income for the year	92,634	54,100	27,382	21,959
Earnings per share
Basic	2.35	1.41	0.69	0.47
Diluted	2.28	1.37	0.68	0.46
Weighted average of outstanding shares (in thousands)
Basic	40,940	38,515	41,697	39,713
Diluted	42,076	39,717	42,833	40,914

Globant S.A.

Consolidated Statements of Financial Position as of December 31, 2021 and December 31, 2020

(In thousands of U.S. dollars, unaudited)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	427,804	278,939
Investments	32,581	19,284
Trade receivables	300,109	196,020
Other assets	7,855	8,146
Other receivables	49,194	31,633
Other financial assets	2,057	1,577
Total current assets	819,600	535,599

Non-current assets
Trade receivables	—	5,644
Investments	1,027	615
Other assets	8,583	6,954
Other receivables	24,263	9,629
Deferred tax assets	58,404	41,507
Investment in associates	—	3,154
Other financial assets	25,233	15,147
Property and equipment	133,571	101,027
Intangible assets	102,016	86,721
Right-of-use asset	144,581	90,010
Goodwill	572,959	392,760
Total non-current assets	1,070,637	753,168
TOTAL ASSETS	1,890,237	1,288,767

LIABILITIES
Current liabilities
Trade payables	63,210	35,266
Payroll and social security taxes payable	184,464	111,881
Borrowings	10,305	907
Other financial liabilities	63,059	19,822
Lease liabilities	25,917	15,358
Tax liabilities	18,071	11,804
Income tax payable	20,318	10,511
Other liabilities	955	81
Total current liabilities	386,299	205,630

Non-current liabilities
Trade payables	6,387	5,240
Borrowings	1,935	25,061
Other financial liabilities	66,932	74,376
Lease liabilities	108,568	72,240
Deferred tax liabilities	1,289	13,698
Income tax payable	877	—
Contingent liabilities	9,637	12,583
Total non-current liabilities	195,625	203,198
TOTAL LIABILITIES	581,924	408,828

Capital and reserves
Issued capital	50,080	47,861
Additional paid-in capital	872,030	541,157
Other reserves	(6,395)	(2,674)
Retained earnings	389,660	293,595
Total equity attributable to owners of the Company	1,305,375	879,939
Non-controlling interests	2,938	—
Total equity	1,308,313	879,939
TOTAL EQUITY AND LIABILITIES	1,890,237	1,288,767

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve Months Ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Reconciliation of adjusted gross profit
Gross Profit	494,988	304,327	144,318	88,913
Depreciation and amortization expense	14,122	9,759	4,640	2,430
Share-based compensation expense	3,568	4,109	744	690
Adjusted gross profit	512,678	318,195	149,702	92,033
Adjusted gross profit margin	39.5%	39.1%	39.4%	39.6%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(343,004)	(217,222)	(99,638)	(61,972)
Depreciation and amortization expense	48,796	22,691	13,670	7,232
Share-based compensation expense	35,831	20,519	11,419	4,516
Acquisition-related charges (a)	12,860	10,096	3,482	3,969
COVID-19-related charges (b)	—	(613)	—	—
Adjusted selling, general and administrative expenses	(245,517)	(164,529)	(71,067)	(46,255)
Adjusted selling, general and administrative expenses as % of revenues	(18.9)%	(20.2)%	(18.7)%	(19.9)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	144,433	83,942	43,634	27,303
Share-based compensation expense	39,399	24,628	12,163	5,206
Impairment of tax credits	—	(8)	—	—
Acquisition-related charges (a)	28,271	12,754	7,807	5,451
COVID-19-related charges (b)	2,228	2,582	—	(169)
Impairment of assets	—	83	11	83
Adjusted Profit from Operations	214,331	123,981	63,615	37,874
Adjusted Profit from Operations margin	16.5%	15.2%	16.7%	16.3%

Reconciliation of Net income for the period
Net income for the period	96,065	54,217	28,973	18,689
Share-based compensation expense	39,399	24,628	12,163	5,206
Impairment of tax credits	—	(8)	—	—
Acquisition-related charges (a)	35,465	15,796	9,067	4,733
COVID-19-related charges (b)	2,228	2,582	—	(169)
Impairment of assets	—	83	11	83
Tax effect of non-IFRS adjustments (c)	(14,748)	(6,712)	(4,412)	(898)
Adjusted Net income	158,409	90,586	45,802	27,644
Adjusted Net income margin	12.2%	11.1%	12.1%	11.9%

Calculation of Adjusted Diluted EPS
Adjusted Net income	158,409	90,586	45,802	27,644
Diluted shares	42,076	39,717	42,833	40,914
Adjusted Diluted EPS	3.76	2.28	1.07	0.68

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

(c)	Non-IFRS adjusted net income and adjusted diluted EPS for Q4 of 2021 reflects the tax impact of non-IFRS adjustments. Non-IFRS adjusted net income and adjusted diluted EPS for Q4 2020, previously presented were recast to conform to the current presentation.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Total Employees	16,251	17,267	19,428	21,849	23,526
IT Professionals	15,290	16,284	18,350	20,573	22,167

North America Revenues %	65.9	63.1	63.8	65.2	63.9
Latin America and Others Revenues %	24.3	23.6	21.6	22.0	23.5
Europe Revenues %	9.8	12.0	13.2	11.1	10.7
Asia Revenues %		1.3	1.4	1.7	1.9

USD Revenues %	85.8	77.7	76.4	74.8	73.4
Other Currencies Revenues %	14.2	22.3	23.6	25.2	26.6

Top Customer %	10.7	10.5	10.3	11.5	11.0
Top 5 Customers %	30.0	28.4	26.4	27.6	26.8
Top 10 Customers %	42.9	41.0	39.8	39.7	37.6

Customers Served (Last Twelve Months)	798	860	941	1,018	1,138
Customers with >$1M in Revenues (Last Twelve Months)	129	139	154	162	185

Investor Relations Contact:

Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant